Senomyx, Inc.

11099 N. Torrey Pines Road, Suite 160
La Jolla, California  92037

October 24, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Mr. Jeffrey P. Riedler

Re:	Senomyx, Inc.
Registration Statement on Form S-3 (File No. 333-128865)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Senomyx, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement will become effective on October 24, 2005 at 4:00 p.m., eastern time, or as soon thereafter as is practicable.

The Company acknowledges to the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and (ii) the Company may not assert staff comments the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Very truly yours,

SENOMYX, INC.

BY:	/s/ Kent R. Synyder
Kent R. Synyder
President and Chief Executive Officer